January 8, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Chanda DeLong, Staff Attorney

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Ms. DeLong:

Audience Productions filed its second amendment to its registration statement with your office yesterday. In that submission, we inadvertently included an unchanged version of our FAQs in the screenshot document. As such, we are sending you a revised set of FAQs. Please kindly substitute them for the FAQs in yesterday's submission. We apologize for any inconvenience.

* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.